Exhibit 4.6

DESCRIPTION OF THE COMPANY’S SECURITIES

The following summary is a description of the material terms of our capital stock. This summary is not complete, and is qualified by reference to our amended and restated articles of incorporation, and our amended and restated bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our amended and restated articles of incorporation, our amended and restated bylaws and the applicable provisions of the Nevada Revised Statutes for additional information.

Our amended and restated certificate of incorporation authorize us to issue up to 100,000,000 shares of common stock and 5,000,000 shares of preferred stock.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

Voting

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the voting power present in person or represented by proxy, except in the case of any election of directors, which will be decided by a plurality of votes cast. There is no cumulative voting.

Dividends

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for payment, subject to the rights of holders, if any, of any class of stock having preference over the common stock. Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. The board’s determination to issue dividends will depend upon our profitability and financial condition any contractual restrictions, restrictions imposed by applicable law and the SEC, and other factors that our board of directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of our common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full, or provided for payment of, all of our debts and after the holders of all outstanding series of any class of stock have preference over the common stock, if any, have received their liquidation preferences in full.

Other

Our issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of our common stock are not entitled to preemptive rights. Shares of our common stock are not convertible into shares of any other class of capital stock, nor are they subject to any redemption or sinking fund provisions.

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Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock. Our articles of incorporation authorizes the board to issue these shares in one or more series, to determine the designations and the powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Public Warrants

Overview. In our public offering completed August 2022, we issued certain warrants to purchase our common stock (the “Warrants”). The following summary of certain terms and provisions of the Warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agent agreement between us the Warrant Agent, and the form of Warrant, both of which are filed as exhibits to our Form 10-K for the fiscal year ended June 30, 2022. The Warrants entitle the registered holder to purchase one share of our common stock at a price equal to $4.00 per share, subject to adjustment as discussed below, immediately following the issuance of such Warrant on August 1, 2022 and terminating at 5:00 p.m., New York City time, on August 1, 2027. The Warrants are listed on Nasdaq under the symbol “NEOVW.”

Exercisability. The Warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated. Under the terms of the Warrant Agreement, we must use our best efforts to maintain the effectiveness of the registration statement and current prospectus relating to common stock issuable upon exercise of the Warrants until the expiration of the Warrants. If we fail to maintain the effectiveness of the registration statement and current prospectus relating to the common stock issuable upon exercise of the Warrants, the holders of the Warrants shall have the right to exercise the Warrants solely via a cashless exercise feature provided for in the Warrants, until such time as there is an effective registration statement and current prospectus.

Exercise Limitation. A holder (together with its affiliates) may not exercise any portion of the warrant to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding common stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

Exercise Price. The exercise price per whole share of our common stock purchasable upon the exercise of the Warrants is $4.00 per share of common stock. The exercise price of the warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Cashless Exercise. If, at any time after the issuance of the warrants, a holder of the warrants exercises the warrants and a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is not then effective or available (or a prospectus is not available for the resale of shares of common stock underlying the warrants), then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder shall instead receive upon such exercise (either in whole or in part) only the net number of shares of common stock determined according to a formula set forth in the warrants. Notwithstanding anything to the contrary, in the event we do not have or maintain an effective registration statement, there are no circumstances that would require us to make any cash payments or net cash settle the warrants to the holders.

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Fractional Shares. No fractional shares of common stock will be issued upon exercise of the Warrants. If, upon exercise of the Warrant, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, pay a cash adjustment in respect of such fraction in an amount equal to such fraction multiplied by the exercise price. If multiple Warrants are exercised by the holder at the same time, we shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned at the option of the holder without our consent.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the Warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. Except by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Warrants issued to Underwriter in August 2022 Offering

In connection with our public offering completed August 2022, we issued to the representative of the underwriters in the offering (or its permitted assignees) warrants to purchase up to a total of 58,500 shares of common stock. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the registration statement for the offering, or July 27, 2022, and expiring five years from the commencement of sales of the offering, which period is in compliance with FINRA Rule 5110(e). The warrants are exercisable at a per share price equal to $4.40 per share, or 110% of the public offering price per unit in the offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The representative (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the commencement of sales of the offering. In addition, the warrants provide for certain demand and piggyback registration rights. The registration rights provided will not be greater than five years from the commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8). We will bear all fees and expenses attendant to one demand and unlimited piggyback registration of the securities issuable on exercise of the warrants. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Articles of Incorporation and Bylaw Provisions

Our articles of incorporation and bylaws include a number of anti-takeover provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely and given in writing to our corporate Secretary. Generally, to be timely, notice must be received at our principal executive offices not fewer than 120 calendar days prior to the first anniversary date on which our notice of meeting and related proxy statement were mailed to stockholders in connection with the previous year’s annual meeting of stockholders. The notice must contain the information required by the bylaws, including information regarding the proposal and the proponent.

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Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may be called at any time by only the Chairman of the Board, the Chief Executive Officer, the President or the board of directors, or in their absence or disability, by any vice president.

No Written Consent of Stockholders. Our bylaws provide that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Amendment of Bylaws. Our stockholders may amend any provisions of our bylaws by obtaining the affirmative vote of the holders of a majority of each class of issued and outstanding shares of our voting securities, at a meeting called for the purpose of amending and/or restating our bylaws.

Preferred Stock. Our articles of incorporation authorizes our board of directors to create and issue rights entitling our stockholders to purchase shares of our stock or other securities. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval may delay or deter a change in control of us. See “Preferred Stock” above.

Nevada Takeover Statute

The Nevada Revised Statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws will apply to us if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger) and do business in the State of Nevada directly or through an affiliated corporation, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. These laws may have a chilling effect on certain transactions if our amended and restated articles of incorporation or amended and restated bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” of the corporation are prohibited for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder”. These laws generally apply to Nevada corporations with 200 or more stockholders of record. However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation’s original articles of incorporation, the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. We have not made such an election in our original articles of incorporation or in our amended and restated articles of incorporation.

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Indemnification of Directors and Officers

Neither our articles of incorporation nor bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statutes (“NRS”). NRS Section 78.7502, provides that a corporation may indemnify any director, officer, employee or agent of a corporation against expenses, including fees, actually and reasonably incurred by him in connection with any defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Our charter provides that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the NRS, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification. We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the NRS would permit indemnification.

Our bylaws provide that a director or officer of the Company shall have no personal liability to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer, except for damages for breach of fiduciary duty resulting from (a) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law, or (b) the payment of dividends in violation of section 78.3900 of the NRS as it may from time to time be amended or any successor provision thereto.

Listing

Our common stock and Warrants are listed on Nasdaq under the symbols “NEOV” and “NEOVW,” respectively.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company. Continental Stock Transfer and Trust Company will also be the warrant agent in connection with the warrants to be issued in this offering.

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